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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

GOLDEN CYCLE GOLD CORP.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
380894105
(CUSIP Number)
December 31, 2004
(Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Continued on following page(s))
Page 1 of 6 Pages

CUSIP No. 380894105

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David W. Tice & Associates, LLC - 66-0623243
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	5	SOLE VOTING POWER -0-
BENEFICIALLY OWNED	6	SHARED VOTING POWER -0-
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 1,298,265
PERSON WITH:	8	SHARED DISPOSITIVE POWER -0-

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,298,265(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.5%(1)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA
(1)	The percent ownership calculated is based upon an aggregate of 9,629,350 shares outstanding as of September 30, 2004.

Page 2 of 6 Pages

CUSIP No. 380894105

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Prudent Bear Funds, Inc. - 39-1837741
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Maryland

NUMBER OF SHARES	5	SOLE VOTING POWER -0-
BENEFICIALLY OWNED	6	SHARED VOTING POWER 1,298,265
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER -0-
PERSON WITH:	8	SHARED DISPOSITIVE POWER -0-

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,298,265(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.5%(1)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IV
(1)	The percent ownership calculated is based upon an aggregate of 9,629,350 shares outstanding as of September 30, 2004.

Page 3 of 6 Pages

CUSIP No. 380894105

        This Amendment No. 1 to the undersigned’s Schedule 13G, which was originally filed on February 10, 2004 (the “Schedule 13G”) with regard to Golden Cycle Gold Corp. (the “Issuer”), is being filed to amend Items 2(b) and 4 of the Schedule 13G. Except as expressly stated herein, there have been no material changes in the information set forth in the Schedule 13G.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

David W. Tice & Associates, LLC
43-46 Norre Gade, Suite 137
St. Thomas, US Virgin Islands 00802

Prudent Bear Funds, Inc.
8140 Walnut Hill Lane, Suite 300
Dallas, Texas 75231

Item 4.	Ownership David W. Tice & Associates, LLC

(a)	Amount Beneficially Owned: 1,298,265*

(b)	Percent of Class: 13.5%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: -0-
(ii)	shared power to vote or to direct the vote: -0-
(iii)	sole power to dispose or to direct the disposition of: 1,298,265
(iv)	shared power to dispose or to direct the disposition of: -0-

Prudent Bear Funds, Inc.

(a)	Amount Beneficially Owned: 1,298,265*

(b)	Percent of Class: 13.5%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: -0-
(ii)	shared power to vote or to direct the vote: 1,298,265
(iii)	sole power to dispose or to direct the disposition of: -0-
(iv)	shared power to dispose or to direct the disposition of: -0-

*	David W. Tice & Associates, LLC and Prudent Bear Funds, Inc. share beneficial ownership over the same 1,298,265 shares.

Page 4 of 6 Pages

CUSIP No. 380894105

Exhibits.

1.	Agreement to file Schedule 13G jointly.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   January 31, 2005

DAVID W. TICE & ASSOCIATES, LLC
By:	/s/ David W. Tice
David W. Tice, President

PRUDENT BEAR FUNDS, INC.
By:	/s/ David W. Tice
David W. Tice, President

Page 5 of 6 Pages

CUSIP No. 380894105

EXHIBIT 1

        AGREEMENT dated as of January 31, 2005 by and among David W. Tice & Associates, LLC, a Delaware limited liability company, and Prudent Bear Funds, Inc., a Maryland corporation.

        WHEREAS, in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934 (the “Act”), only one such statement need be filed whenever two or more persons are required to file a statement pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such statement is filed on behalf of each of them.

        NOW, THEREFORE, in consideration of the premises and mutual agreements herein contained, the parties hereto agree as follows:

        Both David W. Tice & Associates, LLC and Prudent Bear Funds, Inc. hereby agree, in accordance with Rule 13d-1(k) under the Act, to file one Statement on Schedule 13G relating to their ownership of the Common Stock of Golden Cycle Gold Corp., and hereby further agree that said Statement shall be filed on behalf of both David W. Tice &Associates, LLC and Prudent Bear Funds, Inc. Nothing herein shall be deemed to be an admission that the parties hereto, or any of them, are members of a “group”(within the meaning of Section 13(d) of the Act and the rules promulgated thereunder) with respect to any securities of Golden Cycle Gold Corp.

        IN WITNESS WHEREOF, the parties have executed this agreement as of the date first written above.

DAVID W. TICE & ASSOCIATES, LLC
By:	/s/ David W. Tice
David W. Tice, President

PRUDENT BEAR FUNDS, INC.
By:	/s/ David W. Tice
David W. Tice, President

Page 6 of 6 Pages